Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

October 1, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 30, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Roivant Sciences Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Shares, $0.0000000341740141 par value per share

Warrants, each warrant to purchase one Common Share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi